UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DoubleDown Interactive Co., Ltd.
(Name of Issuer)

American depositary shares, each representing 0.05 common share, par value ~~W~~10,000 per share
(Title of Class of Securities)

25862B109
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	25862B109

1	Names of Reporting Persons
B. Riley Financial, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
206,096.4
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
206,096.4

9	Aggregate Amount Beneficially Owned by Each Reporting Person
206,096.4
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
8.3%*
12	Type of Reporting Person (See Instructions)
CO

*	This percentage is based on 2,477,672 common shares outstanding according to the issuer’s Form 6-K as filed with the U.S. Securities and Exchange Commission on November 8, 2023.

CUSIP No.	25862B109

1	Names of Reporting Persons
B. Riley Securities, Inc.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
16,020.2
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
16,020.2

9	Aggregate Amount Beneficially Owned by Each Reporting Person
16,020.2
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.6%*
12	Type of Reporting Person (See Instructions)
BD

*	This percentage is based on 2,477,672 common shares outstanding according to the issuer’s Form 6-K as filed with the U.S. Securities and Exchange Commission on November 8, 2023.

CUSIP No.	25862B109

1	Names of Reporting Persons
BRF Investments, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
DE

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
190,076.2
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
190,076.2

9	Aggregate Amount Beneficially Owned by Each Reporting Person
190,076.2
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
7.7%*
12	Type of Reporting Person (See Instructions)
OO

*	This percentage is based on 2,477,672 common shares outstanding according to the issuer’s Form 6-K as filed with the U.S. Securities and Exchange Commission on November 8, 2023.

CUSIP No.	25862B109

1	Names of Reporting Persons
Bryant R. Riley
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
14,165.0 (1)
	6	Shared Voting Power
206,096.4
	7	Sole Dispositive Power
14,165.0 (1)
	8	Shared Dispositive Power
206,096.4

9	Aggregate Amount Beneficially Owned by Each Reporting Person
220,261.3
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
8.9%*
12	Type of Reporting Person (See Instructions)
IN

*	This percentage is based on 2,477,672 common shares outstanding according to the issuer’s Form 6-K as filed with the U.S. Securities and Exchange Commission on November 8, 2023.
(1)	Represents the removal of 3,068.6 shares that were inadvertently reported that are not deemed to be beneficially owned by the Reporting Persons.

Item 1.

(a)	Name of Issuer: DoubleDown Interactive Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 13F, Gangnam Finance Center, 152, Teheran-ro Gangnam-gu, Seoul, 06236, Republic of Korea

Item 2(a).	Name of Persons Filing:

B. Riley Financial, Inc., a Delaware corporation (“BRF”),

B. Riley Securities, Inc., a Delaware corporation (“BRS”),

BRF Investments, LLC, a Delaware limited liability company (“BRFI”), and

Bryant R. Riley, an individual.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of BRF, BRS, BRFI and Bryant R. Riley is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

Item 2(c).	Citizenship:

BRF, BRS and BRFI are organized under the laws of the State of Delaware.

Bryant R. Riley is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

American depositary shares (“ADS”), each representing 0.05 common share (“Common Shares”), par value ~~W~~10,000 per share.

Item 2(e).	CUSIP Number:

25862B109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒	Not applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

As of the date hereof, BRS directly owned 320,404 ADS, which represent 16,020.2 Common Shares. As of the date hereof, BRF may beneficially own 320,404 ADS, which represent 16,020.2 Common Shares, which are held directly by BRS, one of BRF’s indirect wholly owned subsidiaries.

As of the date hereof, BRFI directly owned 3,801,523 ADS, which represent 190,076.2 Common Shares. As of the date hereof, BRF may beneficially own 3,801,523 ADS, which represent 190,076.2 Common Shares, which are held directly by BRFI, one of BRF’s indirect wholly owned subsidiaries.

As of the date hereof, Bryant R. Riley may beneficially own 4,405,226 ADS, which represent 220,261.3 Common Shares, of which (a) 186,985 ADS, which represent 9,349.3 Common Shares, are held jointly by Bryant R. Riley and his spouse, (b) 20,000 ADS, which represent 1,000 Common Shares, are held as sole trustee of the Robert Antin Children Irrevocable Trust Dtd. 1/1/01 (the “Robert Antin Children Trust”), (c) 15,438 ADS, which represent 771.9 Common Shares, are held as sole custodian for the benefit of Abigail Riley, (d) 15,438 ADS, which represent 771.9 Common Shares, are held as sole custodian for the benefit of Charlie Riley, (e) 15,438 ADS, which represent 771.9 Common Shares, are held as sole custodian for the benefit of Eloise Riley, (f) 30,000 ADS, which represent 1,500 Common Shares, are held as sole custodian for the benefit of Susan Riley, and (g) 4,121,927 ADS, which represent 206,096.4 Common Shares, are held directly by BRS and BRFI in the manner specified in the paragraph above.

(b)	Percent of Class:

As of the date hereof, BRS directly owned 0.6% of the outstanding Common Shares. As of the date hereof, BRFI directly owned 7.7% of the outstanding Common Shares.

As of the date hereof, BRF as the parent company of BRS and BRFI may be deemed to have beneficially owned 8.3% of the outstanding Common Shares directly owned by BRS and BRFI.

As of the date hereof, Bryant R. Riley may beneficially own 8.9% of the outstanding Common Shares, including the Common Shares held directly by BRS and BRFI in the manner specified in the paragraph above.

These percentages are based on a total of 2,477,672 Common Shares outstanding as disclosed in the Issuer’s Form 6-K as filed with the Securities and Exchange Commission on November 8, 2023.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any Common Shares owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the Common Shares that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See cover page Items 5-9.

(ii)	Shared power to vote or to direct the vote: See cover page Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of: See cover page Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of: See cover page Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

BRF INVESTMENTS, LLC

By:	/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Authorized Signatory

BRYANT R. RILEY

By:	/s/ Bryant R. Riley

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).